August 1, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan, Assistant Director

Sandra Hunter, Attorney-Advisor

Re:	Kennedy-Wilson Holdings, Inc. Registration Statement on Form S-3, File No. 333-175559

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Kennedy-Wilson Holdings, Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to, and that such Registration Statement be declared effective on, Wednesday, August 3, 2011 at 10:00 a.m. Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

In connection with this letter requesting acceleration of the effective date of the above- referenced Registration Statement, the Company hereby acknowledges the following:

1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

9701 Wilshire Boulevard    Suite 700    Beverly Hills, CA 90212    tel: 310-887-6400    fax: 310-887-3410    www.kennedywilson.com

If you have any questions or comments regarding the foregoing, please call Julian Kleindorfer of Latham & Watkins LLP at (213) 891-8371 or the undersigned at (310) 887-6400.

Very truly yours,

KENNEDY-WILSON HOLDINGS, INC.

By:	/s/ Freeman A. Lyle

Name:	Freeman A. Lyle

Title:	Chief Financial Officer